Filed pursuant to Rule 424(b)(3)

File No. 333-195437

UNITED STATES 12 MONTH OIL FUND, LP

Supplement 2 dated May 18, 2015

to

Prospectus dated May 1, 2015

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States 12 Month Oil Fund, LP (“USL”) dated May 1, 2015, as amended by Supplement 1 to the Prospectus of USL dated May 15, 2015 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

1.	The following risk factor, which is listed in the “Other Risks” section of the Prospectus and appears on page 12 of the Prospectus, is deleted in its entirety.

“Mr. Gerber, Chairman of the Board, Chief Executive Officer and President of USCF, also serves in leadership positions in other related companies.

Mr. Gerber, Chairman of the Board, Chief Executive Officer and President of USCF, also serves as the Chairman of the Board, Chief Executive Officer and President of USCF Advisers LLC and USCF ETF Trust, affiliated companies of USCF and the Related Public Funds. On January 26, 2015, Mr. Gerber became the Chief Executive Officer, President and Secretary of Concierge Technologies, Inc. (“Concierge”), a company unaffiliated with USCF, other than through ownership by common control. Concierge is a publicly traded company whose stock is listed under the ticker symbol “CNCG.” None of the employees of USCF are employees of Concierge. There could be a material adverse effect on USCF, USL, and the Related Public Funds if Mr. Gerber’s increased responsibilities, as a result of his position with Concierge, make it more difficult for him to adequately assume directing the day-to-day activities of USCF, USL and the Related Public Funds.”

2.	The following risk factor, “The Fifth Amended and Restated Limited Liability Company Agreement of USCF (the “LLC Agreement”) provides limited authority to the Non-Management Directors, and any Director of USCF may be removed by USCF’s parent company, which is a closely-held private company where the majority of shares has historically been voted by one person”, which is listed in the “Other Risks” section of the Prospectus and appears on page 12 of the Prospectus, is deleted in its entirety and replaced with the following:

“The Sixth Amended and Restated Limited Liability Company Agreement of USCF (the “LLC Agreement”) provides limited authority to the Non-Management Directors, and any Director of USCF may be removed by USCF’s parent company, which is a closely-held private company where the majority of shares has historically been voted by one person.

USCF’s Board of Directors currently consists of four Management Directors, each of whom are shareholders of USCF’s parent, Wainwright Holdings, Inc. (“Wainwright”), and three Non-Management Directors, each of whom are considered independent for purposes of applicable NYSE Arca and SEC rules. Under USCF’s LLC Agreement, the Non-Management Directors have only such authority as the Management Directors expressly confer upon them, which means that the Non-Management Directors may have less authority to control the actions of the Management Directors than is typically the case with the independent members of a company’s Board of Directors. In addition, any Director may be removed by written consent of Wainwright, which is the sole member of USCF. Wainwright is a privately held company in which the majority of shares are held by or on behalf of Nicholas D. Gerber and his immediate family members (the “Gerber Family”). Historically, shares of Wainwright have been voted by, and on behalf of, the Gerber Family by Nicholas D. Gerber, and it is anticipated that such trend will continue in the future. Accordingly, although USCF is governed by the USCF Board of Directors, which consists of both Management Directors and Non-Management Directors, pursuant to the LLC Agreement, it is possible for Mr. Gerber to exercise his control of Wainwright to effect the removal of any Director (including the Non-Management Directors which comprise the Audit Committee) and to replace that Director with another Director. Having control in one person could have a negative impact on USCF and USL, including their regulatory obligations.”

3.	The section entitled “USCF and its Management and Traders,” which begins on page 28 of the Prospectus, is deleted in its entirety and replaced with the following:

“USCF and its Management and Traders

USCF is a single member limited liability company that was formed in the state of Delaware on May 10, 2005. It maintains its main business office at 1999 Harrison Street, Suite 1530, Oakland, California 94612. USCF is a wholly-owned subsidiary of Wainwright Holdings, Inc., a Delaware corporation (“Wainwright”). The past performance for USL is located starting on page 27. Mr. Nicholas Gerber (discussed below) controls Wainwright by virtue of his ownership or control of a majority of Wainwright’s shares. Wainwright is a holding company that currently holds both USCF, as well as USCF Advisers LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended. USCF Advisers LLC serves as the investment adviser for the Stock Split Index Fund, a series of the USCF ETF Trust. USCF ETF Trust is registered under the 1940 Act. The Board of Trustees for the USCF ETF Trust consists of different independent trustees than those independent directors who serve on the Board of Directors of USCF. USCF is a member of the NFA and is registered with the CFTC as a CPO as of December 1, 2005 and as a Swaps Firm as of August 8, 2013. USCF also manages the Related Public Funds.

USCF is required to evaluate the credit risk to USL of the futures commission merchant (“FCM”), oversee the purchase and sale of USL’s shares by certain authorized participants (“Authorized Participants”), review daily positions and margin requirements of USL and manage USL’s investments. USCF also pays the fees of ALPS Distributors, Inc., which serves as the marketing agent for USL (the “Marketing Agent”), and Brown Brothers Harriman & Co. (“BBH&Co.”), which serves as the administrator (the “Administrator”) and the custodian (the “Custodian”) for USL. In no event may the aggregate compensation paid for the Marketing Agent and any affiliate of USCF for distribution-related services in connection with the offering of shares exceed ten percent (10%) of the gross proceeds of this offering.

The limited partners take no part in the management or control, and have a minimal voice in USL’s operations or business. Limited partners have no right to elect USCF on an annual or any other continuing basis. If USCF voluntarily withdraws, however, the holders of a majority of USL’s outstanding shares (excluding for purposes of such determination shares owned, if any, by the withdrawing general partner and its affiliates) may elect its successor. USCF may not be removed as general partner except upon approval by the affirmative vote of the holders of at least 66 2/3% of USL’s outstanding shares (excluding shares, if any, owned by USCF and its affiliates), subject to the satisfaction of certain conditions set forth in the LP Agreement.

The business and affairs of USCF are managed by a board of directors (the “Board”), which is comprised of four management directors (the “Management Directors”) some of whom are also its executive officers and three independent directors who meet the independent director requirements established by the NYSE Arca Equities Rules and the Sarbanes-Oxley Act of 2002. The Management Directors have the authority to manage USCF pursuant to the terms of the Sixth Amended and Restated Limited Liability Company Agreement of USCF, dated as of May 15, 2015 (as amended from time to time, the “LLC Agreement”). Through its Management Directors, USCF manages the day-to-day operations of USL. The Board has an audit committee which is made up of the three independent directors (Gordon L. Ellis, Malcolm R. Fobes III and Peter M. Robinson). The audit committee is governed by an audit committee charter that is posted on USL’s website at www.unitedstatescommodityfunds.com.

The Board has determined that each member of the audit committee meets the financial literacy requirements of the NYSE Arca and the audit committee charter. The Board has further determined that each of Messrs. Ellis and Fobes have accounting or related financial management expertise, as required by the NYSE Arca, such that each of them is considered an “Audit Committee Financial Expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

USL has no executive officers. Pursuant to the terms of the LP Agreement, USL’s affairs are managed by USCF.

The following are Principals, as that term is defined in CFTC Rule 3.1, for USCF: Nicholas Gerber, Melinda Gerber, the Nicholas and Melinda Gerber Living Trust, Stuart Crumbaugh (pending), Andrew Ngim, Robert Nguyen (pending), Peter Robinson, Gordon Ellis, Malcolm Fobes, John Love, Ray Allen, Carolyn Yu, Wainwright Holdings Inc.

and Margaret Johnson. Ray Allen makes trading and investment decisions for USL. John Love and Ray Allen execute trades on behalf of USL. In addition, Nicholas Gerber and John P. Love are registered with the CFTC as Associated Persons of USCF and are NFA Associate Members. John P. Love is also registered with the CFTC as a Swaps Associated Person.

John P. Love, 43, Chief Executive Officer and President of USCF effective on June 1, 2015. On May 15, 2015, Mr. Love was appointed the Chief Executive Officer, and President of USCF to be effective June 1, 2015 or as soon as practicable. Prior to May 18, 2015, and since March 2010, Mr. Love served as Senior Portfolio Manager of USCF. Mr. Love will continue to serve as portfolio manager of UNG, UGA, UHN and UNL. Between April 2006 through March 2010, he was a portfolio manager for the other Related Public Funds. Mr. Love also serves as a portfolio manager of the Stock Split Index Fund, a series of the USCF ETF Trust from the period of September 2014 to the present. In these roles, Mr. Love has gained extensive experience in evaluating and retaining third-party service providers, including custodians, accountants, transfer agents, and distributors. Mr. Love has been a principal of USCF listed with the CFTC and NFA since January 17, 2006 and an associated person and swaps associated person of USCF since February 25, 2015. Mr. Love earned a BA from the University of Southern California, holds NFA Series 3 and FINRA Series 7 and 63 registrations and is a CFA Charterholder.

Stuart P. Crumbaugh, 51, Secretary, Chief Financial Officer and Treasurer of USCF since May 15, 2015. Mr. Crumbaugh has been a principal (pending) of USCF listed with the CFTC and NFA since April 30, 2015. Mr. Crumbaugh joined USCF as the Assistant Chief Financial Officer on April 6, 2015. Prior to joining USCF, Mr. Crumbaugh was the Vice President Finance and Chief Financial Officer of Sikka Software Corporation, a software as a service (“SaaS”) healthcare company providing optimization software and data solutions from April 2014 to April 6, 2015. Mr. Crumbaugh was Vice President, Corporate Controller and Treasurer of Auction.com, LLC, a residential and commercial real estate online auction company from December 2012 through December 2013. From March 2011 through September 2012, Mr. Crumbaugh was Chief Financial Officer of IP Infusion Inc., a technology company providing network routing and switching software enabling software-defined networking solutions for major mobile carriers and network infrastructure providers. Mr. Crumbaugh was the Global Vice President of Finance at Virage Logic Corporation (acquired by Synopsys, Inc.) from January 2010 through December 2010. Mr. Crumbaugh served as a consultant with the Connor Group for the periods of January and February 2011, October and November 2012 and January through March 2014, providing technical accounting, IPO readiness and M&A consulting services to various early stage companies. Mr. Crumbaugh earned a B.A. in Accounting and Business Administration from Michigan State University in 1987 and is a Certified Public Accountant – Michigan (inactive).

Nicholas D. Gerber, 52, Vice President of USCF, effective on June 1, 2015. On May 15, 2015, Mr. Gerber resigned his positions as President and Chief Executive Officer, positions he has held since June 2005, and was appointed as Vice-President of USCF, to be effective on June 1, 2015. Mr. Gerber co-founded USCF in 2005 and prior to that, he co-founded Ameristock Corporation in March 1995, a California-based investment adviser registered under the Investment Advisers Act of 1940 from March 1995 until January 2013. From January 26, 2015 to the present, Mr. Gerber is also the Chief Executive Officer, President and Secretary of Concierge Technologies, Inc. (“Concierge”), a supplier of mobile video recording devices through its wholly owned subsidiary Janus Cam. Concierge is not affiliated with USCF, USL and the Related Public Funds, other than through ownership by common control. Concierge is a publicly traded company under the ticker symbol “CNGC.” From August 1995 to January 2013, Mr. Gerber served as Portfolio Manager of Ameristock Mutual Fund, Inc. On January 11, 2013, the Ameristock 24 Mutual Fund, Inc. merged with and into the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Drexel Hamilton Mutual Funds is not affiliated with Ameristock Corporation, the Ameristock Mutual Fund, Inc. or USCF. From the period August 2014 to the present, Mr. Gerber also serves as President (Principal Executive Officer) and Management Trustee of the USCF ETF Trust, an investment company registered under the Investment Company Act of 1940, as amended, as well as President of USCF Advisers LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended. He has served as a Management Director of USCF since May 2005 and has been a principal of USCF listed with the CFTC and NFA since November 29, 2005, an NFA associate member and associated person of USCF since December 1, 2005 and a Branch Manager of USCF since May 15, 2009. Mr. Gerber earned an MBA degree in finance from the University of San Francisco, a BA from Skidmore College and holds an NFA Series 3 registration.

Andrew F Ngim, 54, co-founded USCF in 2005 and has served as a Management Director since May 2005. Mr. Ngim has served as the portfolio manager for USCI, CPER and USAG since January 2013. Mr. Ngim also served as USCF’s Treasurer from June 2005 to February 2012. Prior to and concurrent with his services to USCF, from January 1999 to January 2013 Mr. Ngim served as a Managing Director for Ameristock Corporation which he co-founded in March 1995 and was Co-Portfolio Manager of Ameristock Mutual Fund, Inc. from January 2000 to January 2013. From the period September 2014 to the present, Mr. Ngim also serves as portfolio manager of the Stock Split Index Fund, a series of the USCF ETF Trust, as well as a Management Trustee of the USCF ETF Trust from the period of August 2014 to the present. Mr. Ngim has been a principal of USCF listed with the CFTC and NFA since November 29, 2005. Mr. Ngim earned his BA from the University of California at Berkeley.

Ray W. Allen, 58, Portfolio Manager of USCF since January 2008. Mr. Allen was the portfolio manager of UGA, UHN, DNO and UNL from January 2008 until March 2010 and has been the portfolio manager of USO, USL, DNO and BNO since March 2010. He has been a principal of USCF listed with the CFTC and NFA since March 18, 2009 and was an associated person of USCF from March 28, 2008 to November 1, 2012. Mr. Allen earned a BA in economics from the University of California at Berkeley and holds an NFA Series 3 registration.

Carolyn M. Yu, 56, Chief Compliance Officer and Associate Counsel since February 2013 and August 2011, respectively. From the period August 2014 to the present, Ms. Yu also serves as Assistant Chief Compliance Officer and AML Officer of the USCF ETF Trust, as well as Chief Compliance Officer of USCF Advisers LLC. In addition, commencing May 8, 2015, Ms. Yu serves as Chief Legal Officer and Assistant Secretary of the USCF ETF Trust and as Chief Legal Officer of USCF Advisers LLC. Previously, Ms. Yu served as Branch Chief with the Securities Enforcement Branch for the State of Hawaii, Department of Commerce and Consumer Affairs from February 2008 to August 2011. She has been a principal of USCF listed with the CFTC and NFA since August 7, 2013. Ms. Yu earned her JD from Golden Gate University School of Law and a BS in business administration from San Francisco State University.”